NEWS RELEASE

Alderon Registers Kami Project - Planned Production of 16-million Tonnes per Year

October 25, 2011	(TSX: ADV) (OTCQX: ALDFF)

Alderon Iron Ore Corp. (TSX: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce that it has initiated the Federal and Provincial Environmental Assessment processes for the 100% owned Kamistiatusset (“Kami”) Iron Ore Project in western Labrador.   Alderon has submitted the required documentation (the “Registration Documents”) to the Canadian Environmental Assessment Agency and the Department of Environment and Conservation, Government of Newfoundland and Labrador and each of these agencies has confirmed acceptance of the filing of the Registration Documents.

The Registration Documents include provision to increase planned production at the Kami Project to 16 million tonnes of iron ore concentrate annually as part of a second phase capital expansion. Alderon believes that on the completion of definition drilling planned for the winter 2012 drill program, that it will be able to upgrade a substantial portion of its currently defined inferred resources to the indicated resource category. Assuming the successful completion of the resource upgrade, the expansion to 16 million tonnes will be included in the Feasibility Study.

“The filing and acceptance of the Registration Documents mark a significant step forward in advancing our Kami project towards receiving the necessary approvals to allow construction to commence on schedule in late 2013,” says Tayfun Eldem, President and CEO of Alderon. “We included the planned expansion to 16 million tonnes in the Registration Documents based on our confidence in the size and quality of Alderon’s resource combined with a robust iron ore market that will allow Alderon to build a long life mining operation and use the cash flow from its initial phase to fund a rapid expansion.”

The Registration Documents are available for viewing on the Government of Newfoundland and Labrador Department of Environment and Conservation website and may be accessed using the following link: http://www.env.gov.nl.ca/env/env_assessment/projects/Y2011/1611/index.html.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal and St. John’s.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Brian Penney, P. Eng., the Chief Operating Officer for Alderon and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

For more information on Alderon, please visit our website at www.alderonironore.com. Additional information about the Kami Project can be found in the technical report filed on SEDAR at www.sedar.com entitled “Technical Report Preliminary Economic Assessment Report of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated September 8, 2011.

ALDERON IRON ORE CORP.

On behalf of the Board

“Mark J Morabito”

Executive Chairman

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www.alderonironore.com

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Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the planned expansion of production, the commencement of construction, the upgrade of resource estimates, future iron ore demand and the future development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in iron ore prices; fluctuations in iron ore demand; title matters; inability to access railway transportation, sources of power and port facilities; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; disputes with first nations groups; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2010 or other reports and filings with the Toronto Stock Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.